[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice:  (713) 686-1100
fax:  713-682-7402

March 23, 2010

H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D. C. 20549-3561

Re: Bluegate Corporation
      Preliminary Information Statement on Schedule 14C filed November 10, 2009
      File No. 000-22711

Dear Mr. Owings:

This letter is in response to your comments contained in the letter to our Chief Executive Officer, Stephen J. Sperco, dated March 18, 2010.

Enclosed please find our acknowledgement letter and memorandum of responses.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer